Preliminary Pricing Supplement No. 7,278

Registration Statement Nos. 333-275587; 333-275587-01

Dated March 20, 2025

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Dual Directional Market-Linked Notes due April 7, 2028

Based on the Performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index

Fully and Unconditionally Guaranteed by Morgan Stanley

￭The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented or modified by this document.

￭Payment at maturity. At maturity, if the underlier has appreciated in value, investors will receive the stated principal amount plus the upside payment. If the underlier has depreciated in value, investors will receive at maturity the stated principal amount plus a positive return equal to (i) the absolute value of the percentage decline in the level of the underlier multiplied by (ii) the absolute return participation rate.

￭The notes are for investors who are concerned about principal risk but seek a return based on the performance of the underlier, and who are willing to forgo current income in exchange for the absolute return participation feature, the repayment of principal at maturity and the potential to receive a positive return. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

￭All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

TERMS
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Aggregate principal amount:	$
Underlier:	S&P 500® Daily Risk Control 5% USD Excess Return Index (the “underlying index”)
Strike date:	April 4, 2025
Pricing date:	April 4, 2025
Original issue date:	April 9, 2025
Observation date:	April 4, 2028, subject to postponement for non-trading days and certain market disruption events
Maturity date:	April 7, 2028
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	Approximately $992.70 per note, or within $45.00 of that estimate. See “Estimated Value of the Notes” on page 3.
Commissions and issue price:	Price to public	Agent’s commissions and fees(1)(2)	Proceeds to us(3)
Per note	$1,000	$	$
Total	$	$	$

(1)The notes will be sold only to investors purchasing the notes in fee-based advisory accounts.

(2)MS & Co. expects to sell all of the notes that it purchases from us to an unaffiliated dealer at a price of $ per note, for further sale to certain fee-based advisory accounts at the price to public of $1,000 per note. MS & Co. will not receive a sales commission with respect to the notes. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3)See “Use of Proceeds and Hedging” in the accompanying product supplement.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying index supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. Please also see “Additional Terms of the Notes” and “Additional Information About the Notes” at the end of this document.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Product Supplement for Notes dated February 7, 2025 Index Supplement dated November 16, 2023

Prospectus dated April 12, 2024

Morgan Stanley Finance LLC

Dual Directional Market-Linked Notes

Terms continued from the previous page
Payment at maturity per note:

•If the final level is greater than the initial level:

stated principal amount + upside payment

•If the final level is equal to or less than the initial level:

stated principal amount + (stated principal amount × absolute underlier return × absolute return participation rate)

Under these circumstances, the payment at maturity will be limited. Under no circumstances will the payment at maturity be less than the stated principal amount.

Final level:	The closing level of the underlier on the observation date
Initial level:	, which is the closing level of the underlier on the strike date
Upside payment:	stated principal amount × upside participation rate × underlier percent change
Upside participation rate:	200%
Underlier percent change:	(final level – initial level) / initial level
Absolute underlier return:	The absolute value of the underlier percent change. For example, a -5.00% underlier percent change will result in a +5.00% absolute underlier return.
Absolute return participation rate:	145%
CUSIP:	61778JGD6
ISIN:	US61778JGD63
Listing:	The notes will not be listed on any securities exchange.

Morgan Stanley Finance LLC

Dual Directional Market-Linked Notes

Estimated Value of the Notes

The original issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000. Our estimate of the value of the notes as determined on the pricing date will be within the range specified on the cover hereof and will be set forth on the cover of the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlier, instruments based on the underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlier, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, to the extent that MS & Co. may buy or sell the notes in the secondary market during the amortization period specified herein, absent changes in market conditions, including those related to the underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

Morgan Stanley Finance LLC

Dual Directional Market-Linked Notes

Hypothetical Examples

Hypothetical Payoff Diagram

The payoff diagram below illustrates the payment at maturity for a range of hypothetical performances of the underlier over the term of the notes, based on the following terms:

Stated principal amount:	$1,000 per note
Upside participation rate:	200%
Absolute return participation rate:	145%
Hypothetical Payoff Diagram

The Underlier
The Notes
Payment at Maturity per Note
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Stated
Principal
Amount
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
% Change in Closing Level

￭Upside Scenario. If the final level is greater than the initial level, investors will receive the stated principal amount plus 200% of the appreciation of the underlier over the term of the notes.

oIf the underlier appreciates 10%, investors will receive $1,200 per note, or 120% of the stated principal amount.

￭Par Scenario. If the final level is equal to the initial level, investors will receive the stated principal amount of $1,000 per note.

￭Absolute Return Participation Scenario. If the final level is less than the initial level, investors will receive the stated principal amount plus a positive return equal to (i) the absolute value of the percentage decline in the level of the underlier multiplied by (ii) the absolute return participation rate. Under these circumstances, the payment at maturity will be limited.

oIf the underlier depreciates 20%, investors will receive $1,290 per note, or 129% of the stated principal amount.

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Dual Directional Market-Linked Notes

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Risks Relating to an Investment in the Notes

￭The notes may not pay more than the stated principal amount at maturity. If the final level is equal to the initial level, you will receive only the stated principal amount at maturity, and you will not receive a positive return on your investment.

￭The notes do not pay interest. Because the notes do not pay interest, if the final level is equal to the initial level, you will not receive a positive return on your investment, and therefore the overall return on the notes (the effective yield to maturity) will be less than the amount that would be paid on an ordinary debt security. Accordingly, the return of only the stated principal amount at maturity will not compensate you for the effects of inflation and other factors relating to the value of money over time.

￭The amount payable on the notes is not linked to the value of the underlier at any time other than the observation date. The final level will be based on the closing level of the underlier on the observation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the underlier moves in a favorable manner prior to the observation date but then moves in an unfavorable manner by the observation date, the payment at maturity will be less than it would have been had the payment at maturity been linked to the value of the underlier prior to such unfavorable movement. Although the actual value of the underlier on the stated maturity date or at other times during the term of the notes may be different than the closing level of the underlier on the observation date, the payment at maturity will be based solely on the closing level of the underlier on the observation date.

￭The market price of the notes may be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. We expect that generally the value of the underlier at any time will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:

othe volatility (frequency and magnitude of changes in value) of the underlier;

ointerest and yield rates in the market;

ogeopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlier or equity markets generally;

othe availability of comparable instruments;

othe composition of the underlier and changes in the component securities of the underlier;

othe time remaining until the notes mature; and

oany actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the closing level of the underlier is at, below or not sufficiently above the initial level, or if market interest rates rise.

You can review the historical closing levels of the underlier in the section of this document called “Historical Information.” You cannot predict the future performance of the underlier based on its historical performance. The value of the underlier may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. There can be no assurance that the final level will be greater than or less than the initial level so that you receive a payment at maturity that exceeds the stated principal amount of the notes.

￭The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes, and, therefore, you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the

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Dual Directional Market-Linked Notes

guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, to the extent that MS & Co. may buy or sell the notes in the secondary market during the amortization period specified herein, absent changes in market conditions, including those related to the underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes may be influenced by many unpredictable factors” above.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

￭As discussed in more detail in the accompanying product supplement, investing in the notes is not equivalent to investing in the underlier(s).

￭You may be required to recognize taxable income on the notes prior to maturity. If you are a U.S. investor in a note, under the treatment of a note as a contingent payment debt instrument, you will generally be required to recognize taxable interest income in each year that you hold the note. In addition, any gain you recognize under the rules applicable to contingent payment debt instruments will generally be treated as ordinary interest income rather than capital gain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Risks Relating to the Underlier(s)

￭Because your return on the notes will depend upon the performance of the underlier(s), the notes are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oAdjustments to an underlying index could adversely affect the value of the notes.

￭There are risks associated with the S&P 500® Daily Risk Control 5% USD Excess Return Index.

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Dual Directional Market-Linked Notes

oThere may be overexposure to the S&P 500® Total Return Index in bear markets or underexposure in bull markets. The S&P 500® Daily Risk Control 5% USD Excess Return Index is designed to achieve a target volatility of 5% regardless of the direction of price movements in the market. Therefore, in bull markets, if realized volatility is higher than target volatility, the S&P 500® Daily Risk Control 5% USD Excess Return Index will be exposed to less than the full gains in the S&P 500® Total Return Index, and the S&P 500® Daily Risk Control 5% USD Excess Return Index will experience lower returns than the S&P 500® Total Return Index. In contrast, if realized volatility is less than target volatility in a bear market, the S&P 500® Daily Risk Control 5% USD Excess Return Index will be exposed to more than 100% of the losses in the S&P 500® Total Return Index, and the S&P 500® Daily Risk Control 5% USD Excess Return Index will experience lower returns than the S&P 500® Total Return Index. In fact, the S&P 500® Daily Risk Control 5% USD Excess Return Index has historically underperformed the S&P 500® Total Return Index in bull markets.

oLow volatility in the S&P 500® Daily Risk Control 5% USD Excess Return Index is not synonymous with low risk in an investment in the notes.

oThe S&P 500® Daily Risk Control 5% USD Excess Return Index may not outperform the S&P 500® Total Return Index. The S&P 500® Daily Risk Control 5% USD Excess Return Index employs a mathematical algorithm intended to control the level of risk taken with respect to the S&P 500® Total Return Index by allocating its exposure to the S&P 500® Total Return Index in a manner designed to maintain the target volatility of 5%. No assurance can be given that this strategy will be successful, or that the S&P 500® Daily Risk Control 5% USD Excess Return Index will outperform the S&P 500® Total Return Index.

oThe S&P 500® Daily Risk Control 5% USD Excess Return Index will not have an actual volatility of 5%. Volatility is measured on a historical basis and adjustments to the exposure in the S&P 500® Total Return Index are made on a daily basis, principally based upon recent realized volatility of the S&P 500® Total Return Index, with a two-day lag between the leverage factor’s calculation and its implementation (a leverage factor adjustment applied to the S&P 500® Daily Risk Control 5% USD Excess Return Index at the close of business on the second day will effectively be applied at the opening of the next day). Due to this lag and because volatility can fluctuate significantly during this period, and even during a single day, the S&P 500® Daily Risk Control 5% USD Excess Return Index will not reflect the most current volatility of the S&P 500® Total Return Index and so will not have an actual volatility of 5% at any given time. In addition, the exposure of the S&P 500® Daily Risk Control 5% USD Excess Return Index to the S&P 500® Total Return Index is subject to a leverage factor cap of 150%, which may limit the ability of the S&P 500® Daily Risk Control 5% USD Excess Return Index to fully participate in the appreciation of the S&P 500® Total Return Index during times of low volatility when achieving a target volatility of 5% would require a leverage factor in excess of 150%. Therefore, the S&P 500® Daily Risk Control 5% USD Excess Return Index will not achieve actual volatility of 5% at any time.

oControlled volatility does not mean the S&P 500® Daily Risk Control 5% USD Excess Return Index will have lower volatility than the S&P 500® Total Return Index. The S&P 500® Daily Risk Control 5% USD Excess Return Index does not necessarily have lower volatility than the S&P 500® Total Return Index. The realized volatility of the S&P 500® Total Return Index may be less than the target volatility of 5% over extended periods of time, in which case the exposure of the S&P 500® Daily Risk Control 5% USD Excess Return Index will be adjusted upwards in an attempt to raise its volatility to 5%. In this case, the result would be that the S&P 500® Daily Risk Control 5% USD Excess Return Index is more volatile than the S&P 500® Total Return Index.

oThe returns will be reduced by borrowing costs. As an “excess return” index, the S&P 500® Daily Risk Control 5% USD Excess Return Index represents returns made entirely with borrowed money. The S&P 500® Daily Risk Control 5% USD Excess Return Index returns are therefore reduced by the cost of borrowing, the effect of which increases as leverage increases and/or if interest rates increase. The cost of borrowing is ignored when determining how much money to borrow, even if a prudent investor would choose not to borrow money to invest in the S&P 500® Total Return Index at such time. The cost of borrowing will reduce the S&P 500® Daily Risk Control 5% USD Excess Return Index returns in all cases, whether the S&P 500® Daily Risk Control 5% USD Excess Return Index appreciates or depreciates.

oHistorical performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index and the S&P 500® Total Return Index should not be taken as an indication of the future performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index or the S&P 500® Total Return Index. The future performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index and the S&P 500® Total Return Index may bear little relation to the historical performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index and the S&P 500® Total Return Index. The trading prices of the securities constituting the S&P 500® Total Return Index and the dividends paid on those securities will determine the value of the S&P 500® Total Return Index, and thus the volatility of the S&P 500® Total Return Index. The value and volatility of the S&P 500® Total Return Index and SOFR will determine the closing level of the S&P 500® Daily Risk Control 5% USD Excess Return Index. As a result, it is impossible to predict whether the closing level of the S&P 500® Daily Risk Control 5% USD Excess Return Index or the S&P 500® Total Return Index will rise or fall.

oThe S&P 500® Daily Risk Control 5% USD Excess Return Index has a limited operating history and may perform in unanticipated ways. The S&P 500® Daily Risk Control 5% USD Excess Return Index has a limited operating history. For this

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and other reasons, the historical comparison of the S&P 500® Daily Risk Control 5% USD Excess Return Index to the S&P 500® Total Return Index may not reflect future performance, and no assurance can be given as to the level of the S&P 500® Daily Risk Control 5% USD Excess Return Index at any time.

Risks Relating to Conflicts of Interest

In engaging in certain activities described below and as discussed in more detail in the accompanying product supplement, our affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes.

￭The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. will make any determinations necessary to calculate any payment(s) on the notes. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, which may adversely affect your return on the notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

￭Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

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Dual Directional Market-Linked Notes

Historical Information

S&P 500® Daily Risk Control 5% USD Excess Return Index Overview

Bloomberg Ticker Symbol: SPXT5UE

The S&P 500® Daily Risk Control 5% USD Excess Return Index is intended to provide a benchmark for broad performance measurement of the U.S. equity markets through the S&P 500® Total Return Index, while attempting to provide greater stability and lower overall risk of large fluctuations in the underlier’s performance as compared to the S&P 500® Total Return Index through the use of a volatility target. The underlying index publisher with respect to the S&P 500® Daily Risk Control 5% USD Excess Return Index is S&P® Dow Jones Indices LLC, or any successor thereof. As an “excess return” index, the underlier represents an unfunded investment in the S&P 500® Total Return Index made through the use of a hypothetical cash fund at a borrowing rate of SOFR plus 0.02963%, or the “borrowing cost component.” The calculation of the return of the underlier reflects the borrowing cost component. The underlier’s notional investment in the S&P 500® Total Return Index is based on a leverage factor, which can increase or decrease the underlier’s exposure to the S&P 500® Total Return Index, depending on the observed volatility in the S&P 500® Total Return Index. For additional information about the S&P 500® Daily Risk Control 5% USD Excess Return Index, see the information set forth under “Annex A—S&P 500® Daily Risk Control 5% USD Excess Return Index” below.

The closing level of the underlier on March 19, 2025 was 173.77. The following graph sets forth the daily closing levels of the underlier for the period noted below. We obtained the historical information presented in this document from Bloomberg Financial Markets, without independent verification. The underlier has at times experienced periods of high volatility. You should not take the historical closing levels of the underlier as an indication of its future performance, and no assurance can be given as to the closing level of the underlier at any time.

Underlier Daily Closing Levels January 1, 2020 to March 19, 2025

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Dual Directional Market-Linked Notes

Additional Terms of the Notes

Please read this information in conjunction with the terms on the cover of this document.

Additional Terms:
If the terms described herein are inconsistent with those described in the accompanying product supplement, index supplement or prospectus, the terms described herein shall control.
Denominations:	$1,000 per note and integral multiples thereof
Amortization period:	The 6-month period following the issue date
Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)

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Dual Directional Market-Linked Notes

Additional Information About the Notes

Additional Information:
Minimum ticketing size:	$1,000 / 1 note
United States federal income tax considerations:

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to an underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a note.

The notes should be treated as debt instruments for U.S. federal income tax purposes. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as contingent payment debt instruments, or “CPDIs,” as described in “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement.  Under this treatment, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes during the year. Upon a taxable disposition of a note, you generally will recognize taxable income or loss equal to the difference between the amount received and your tax basis in the notes. You generally must treat any income realized as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss, the deductibility of which is subject to limitations.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, or information about how to obtain them, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount(s) that we will pay on the notes.

Non-U.S. Holders. If you are a Non-U.S. Holder, please also read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with respect to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional considerations:

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:

MS & Co. expects to sell all of the notes that it purchases from us to an unaffiliated dealer at a price of $ per note, for further sale to certain fee-based advisory accounts at the price to public of $1,000 per note. MS & Co. will not receive a sales commission with respect to the notes.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the

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Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement and the index supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about Morgan Stanley and this offering. When you read the accompanying index supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MSFL, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 1-(800)-584-6837.

Terms used but not defined in this document are defined in the product supplement, in the index supplement or in the prospectus. Each of the product supplement, the index supplement and the prospectus can be accessed via the hyperlinks set forth on the cover of this document.

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Annex A—S&P 500® Daily Risk Control 5% USD Excess Return Index

The S&P 500® Daily Risk Control 5% USD Excess Return Index (the “SPXT5UE Index”) is intended to provide a benchmark for broad performance measurement of the U.S. equity markets through the S&P 500® Total Return Index (the “SP500TR Index”), while attempting to provide greater stability and lower overall risk of large fluctuations in the SPXT5UE Index’s performance as compared to the SP500TR Index through the use of a volatility target. The underlying index publisher with respect to the SPXT5UE Index is S&P® Dow Jones Indices LLC (“S&P®”), or any successor thereof. As an “excess return” index, the SPXT5UE Index represents an unfunded investment in the SP500TR Index made through the use of a hypothetical cash fund at a borrowing rate of SOFR plus 0.02963%, or the “borrowing cost component.” The calculation of the return of the SPXT5UE Index reflects the borrowing cost component, as described below. The SPXT5UE Index’s notional investment in the SP500TR Index is based on a leverage factor, which can increase or decrease the SPXT5UE Index’s exposure to the SP500TR Index, depending on the observed volatility in the SP500TR Index. The SPXT5UE Index is reported by Bloomberg Financial Markets under ticker symbol “SPXT5UE.”

The SPXT5UE Index uses a mathematical algorithm that is designed to adjust the exposure of the SPXT5UE Index to the SP500TR Index based on a specific volatility target of 5%, or the “target volatility,” and the performance of the SP500TR Index. The SPXT5UE Index is designed to control the risk of large fluctuations of the SP500TR Index by daily adjusting the exposure of the SPXT5UE Index to the SP500TR Index based on realized volatility in an attempt to achieve the target volatility. “Realized volatility” is a measurement of risk based on the variation of daily historical returns of the SP500TR Index: larger fluctuations in daily returns will result in higher realized volatility, while smaller fluctuations will result in lower realized volatility. While the SPXT5UE Index attempts to maximize returns while reducing risk, there are no guarantees that the SPXT5UE Index will achieve its stated objectives.

Realized volatility is calculated as the greater of short-term volatility and long-term volatility. Both short-term volatility and long-term volatility are calculated using exponential weightings that place greater significance on more recent observations through the use of a decay factor which determines the weight of each daily return in the calculation of realized volatility. The decay factor utilized to determine short-term volatility and long-term volatility is specifically designed to ensure that recent historical volatility has greater impact than past historical volatility. In other words, the decay factor gives greater weight to yesterday’s observed volatility than the observed volatility from the day before yesterday. The decay factor for short-term volatility is slightly more than double the decay factor for long-term volatility. As a result, the 10 most recent days account for 50% of the weighting when determining short-term volatility, while the 23 most recent days account for 50% of the weighting when determining long-term volatility. When volatility increases, short-term volatility will increase more quickly than long-term volatility. Because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will increase quickly when volatility increases. This will quickly reduce exposure to the SP500TR Index when volatility increases. Conversely, because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will decrease slowly when volatility decreases. This will gradually increase exposure to the SP500TR Index when volatility decreases.

Each day (“T”), S&P® calculates the leverage factor applicable to the SPXT5UE Index on the next succeeding day (“T+1”). The leverage factor is subject to a cap of 150% and a floor of 0% and is equal to: (i) the target volatility divided by (ii) the realized volatility for the second preceding day (“T-2”). The manner in which the leverage factor is calculated results in a two-day lag between the leverage factor’s calculation and its implementation in the SPXT5UE Index. Based on such calculation, if the realized volatility of the SP500TR Index is lower than the target volatility, the leverage factor will be greater than 100%, which represents a leveraged position, proportionate to the difference between realized volatility and target volatility. For example, as the SPXT5UE Index has a target volatility of 5%, if the realized volatility is 4% (i.e., there is a 25% difference between realized volatility and target volatility, with realized volatility being lower than the target volatility), the leverage factor will be 125%. In this instance, the SPXT5UE Index is exposed to 125% of the daily return of the SP500TR Index. On the other hand, if the realized volatility of the SP500TR Index is greater than the target volatility, the leverage factor will be less than 100%, which represents a deleveraged position, proportionate to the difference between realized volatility and target volatility. For example, as the SPXT5UE Index has a target volatility of 5%, if the realized volatility is 6% (i.e., there is a 16.67% difference between realized volatility and target volatility, with realized volatility being higher than the target volatility), the leverage factor will be 83.33%. In this instance, the SPXT5UE Index is exposed to 83.33% of the daily return of the SP500TR Index.

As noted above, the performance of the SPXT5UE Index is based on a notional investment in the SP500TR Index where the investment is made through the use of borrowed funds. Therefore, the return of the SPXT5UE Index will generally be equal to the leverage factor times the daily return of the SP500TR Index less the borrowing cost component applicable to such notional investment. For example, if the exposure to the SP500TR Index is 80%, the borrowing cost component applies only to the cost required to make an 80% notional investment in the SP500TR Index and not the remaining 20%. If the exposure to the SP500TR Index is 120%, the borrowing cost component applies to the entire 120% notional investment in the SP500TR Index. In determining the borrowing cost component, S&P® may use other successor interest rates if SOFR is unavailable, and a 360-day year is assumed for the interest calculations in accordance with U.S. banking practices.

S&P 500® Total Return Index

The S&P 500® Total Return Index is a variant of the price return S&P 500® Index. The S&P 500® Total Return Index is composed of the same portfolio of constituent stocks as the price return S&P 500® Index but reinvests both ordinary cash dividends and special dividends paid by the constituent stocks. Dividends are reinvested in the S&P 500® Total Return Index as a whole, not in the specific stock paying the dividend. Ordinary cash dividends are applied on the ex-date in calculating the S&P 500® Total Return Index. Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuer of the constituent

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stock. These may be described by the issuer as “special,” “extra,” “year-end” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments. For additional information about the S&P 500® Index, see the information set forth under “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

Secured Overnight Financing Rate (SOFR)

SOFR has been identified by the Federal Reserve Bank of New York’s Alternative Reference Rates Committee as its recommended alternative to U.S. dollar LIBOR and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. SOFR is published by the New York Federal Reserve, and its publication began on April 3, 2018. The New York Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the Fixed Income Clearing Corporation delivery-versus-payment service, which are obtained from DTCC Solutions LLC, an affiliate of the Depository Trust & Clearing Corporation. SOFR is filtered by the New York Federal Reserve to remove some (but not all) of the foregoing transactions considered to be “specials.”2

Because SOFR is published by the New York Federal Reserve based on data received from other sources, we have no control over its determination, calculation or publication.

The information contained in this section “Secured Overnight Financing Rate” is based upon the New York Federal Reserve’s Website and other U.S. government sources.

The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in the notes or the ability of the SPXT5UE Index to track general stock market performance. The SPXT5UE Index is determined, composed and calculated by S&P® without regard to us or the notes. S&P® has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the SPXT5UE Index. S&P® is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P® DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SPXT5UE INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPXT5UE INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SPXT5UE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P® HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” “500” and “S&P 500® Daily Risk Control 5% USD Excess Return Index” are trademarks of Standard and Poor’s Financial Services LLC.

1 According to the New York Federal Reserve, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.